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                             September 30, 2022

       Kia Jing Tan
       Chief Financial Officer
       Ambow Education Holding Ltd.
       12th Floor, Tower 1, Financial Street,
       Chang   an Center,
       Shijingshan District, Beijing 100043
       People   s Republic of China

                                                        Re: Ambow Education
Holding Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed September 14,
2022
                                                            File No. 333-264878

       Dear Mr. Tan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-3 filed September 14, 2022

       Prospectus Summary
       Permissions Required from the PRC Authorities for Our Operations and Listing, page 5

   1. We note your response to comment 3 and reissue. Please revise your disclosure to explain whether you and all of
your PRC subsidiaries and the consolidated VIEs believe that you are required to obtain
any permissions or approvals even though you state that none of these entities have
received any disapprovals or denies from any PRC regulatory
                                                        authorities.    In this
regard, we note that your current disclosure that you believe you are not required to obtain
approvals pertains only to approvals from the CSRC and/or the
 Kia Jing Tan
Ambow Education Holding Ltd.
September 30, 2022
Page 2
      CAC. The disclosure here should not be qualified by materiality. Please make consistent revisions where you discuss permissions and approvals throughout the document.
      Additionally, please revise this section to state the basis for your conclusions regarding whether approvals are required.
       Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.



                                                            Sincerely,
FirstName LastNameKia Jing Tan
                                                            Division of
Corporation Finance
Comapany NameAmbow Education Holding Ltd.
                                                            Office of Trade &
Services
September 30, 2022 Page 2
cc:       Tahra Wright, Esq.
FirstName LastName